Mail Stop 4561

February 23, 2010

William C. Stone, CEO
SS&C Technologies Holdings, Inc.
80 Lamberton Road
Windsor, Connecticut 06095

> **Re:** **SS&C Technologies Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 5, 2010**
> **File No. 333-164043**

Dear Mr. Stone:

We have reviewed the above-captioned filing and your response letter dated February 5, 2010, and have the following comments. Where prior comments are referenced, they refer to our letter dated January 22, 2010.

General

1. Please update your audited financial statements and corresponding disclosure. See Rule 3-12(d) of Regulation S-X.

Risk Factors, page 17

Risks Related to Our Indebtedness, page 24

2. We note your disclosure in Note 1 on page F-54 that there are significant restrictions on your ability to obtain funds from your direct and indirect operating subsidiaries through dividends, loans or advances. We also note your risk factor on page 26 which states that restrictive covenants in the indenture governing the notes and the agreement governing your senior credit facilities may restrict your ability to pursue your business strategies. Please add a separate risk factor specifically addressing the potential risks that restrictions on upstreaming funds from the operating subsidiary level create for potential investors in SS&C Technologies Holdings, Inc. In addition, it appears that a discussion regarding the restrictions on your ability to obtain funds from your direct and indirect operating subsidiaries through dividends, loans or advances should also be addressed in the Liquidity and Capital Resources portion of Management's Discussion and Analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Estimates and Assumptions, page 46

Stock-based Compensation, page 49

3.   We note your revised disclosure on page 53 where you include a discussion of the decrease in the fair value of your common stock from $98.91 at June 2007 to $92.71 at April 2009. Please explain and revise to include a discussion regarding the increase in the estimated fair value of your common stock from $85.65 at January 2009 to $92.71 at April 2009.

4.   We note from your disclosure on page 54 that in February 2010, the compensation committee approved various resolutions to your performance-based and superior options that will be made effective upon the closing of this offering. Please revise to disclose the amount of additional stock-based compensation expense that will be recorded upon the closing of this offering as a result of these changes. Also, disclose the amount (or range of amounts) of additional unearned stock-based compensation resulting from these modifications and disclose the total number of options that will be impacted by these changes. In addition, tell us how you considered including a discussion of these changes in your subsequent events footnote.

Quantitative and Qualitative Disclosures about Market Risk, page 72

5.   We note your response to prior comment 7. With regards to our reference to "foreign currency translation gains and losses being material to net income," our intention was to indicate that we believe the foreign currency gains and losses recorded in "other income (expense), net" discussed in your results of operations appear to be material. In this regard, you disclose on page F-27 that "[f]oreign currency transaction gains and losses are included in the results of operations in the periods in which they occur." Additionally, we note your debt is denominated in Canadian dollars, which appears to be a market sensitive instrument that would be within the scope of Item 305 of Regulation S-K. If you still believe further quantitative disclosure is not required, then please reference the portion of Item 305 or any other interpretative materials you considered in making this assessment, or further explain why you believe the information would not be material.

Management, page 98

Compensation Discussion and Analysis, page 103

6.   Throughout this section, you discuss your "executive officers." Where applicable, please revise to clarify that you are discussing your "named executive officers." See Item 402(b)(1) of Regulation S-K.

Discretionary Annual Cash Bonus, page 105

7.   You state on page 106 that the amount of money available for the employee bonus
pool is determined by your chief executive officer after actual Consolidated EBITDA
for the preceding fiscal year is determined. Your disclosure on page 107 refers to
earnings before interest, taxes, depreciation, and amortization, "as adjusted"
(EBITDA). Please revise to disclose how you used your audited financial statements
to calculate Consolidated EBITDA and adjusted EBITDA. See Instruction 5 to
Item 402(b) of Regulation S-K. Also, to the extent that your reference to EBITDA
throughout your CD&A discussion is actually referring to EBITDA, as adjusted, then
revise your disclosure throughout to refer to the measure accordingly. Similar
revisions should be made to your financial statement footnote disclosure, as
applicable.

8.   We note your statement that the amount of money available for the employee bonus
pool is determined by your chief executive officer after actual Consolidated EBITDA
for the preceding fiscal year is determined, and that your chief executive officer takes
into account a number of factors, including: actual Consolidated EBITDA, growth in
Consolidated EBITDA over the preceding year, minimum Consolidated EBITDA
required to ensure debt covenant compliance, our short-term cash needs, the recent
employee turnover rate and any improvement or deterioration in our strategic market
position. Please revise to specifically discuss the factors your chief executive officer
considered in determining the employee bonus pool for the fiscal year ended
December 31, 2009, and how this impacted the size of the pool.

Stock Option Awards, page 106

9.   We note your statement on page 107 that during August 2006, you awarded your
executive officers long-term incentive compensation in the form of option grants to
purchase an aggregate of 412,646 shares of your common stock. Please specify the
number of shares underlying options awarded to each named executive officer on an
individual basis.

10.   You state that on page 108 that in February 2010, your compensation committee
amended the outstanding options under your 2006 equity incentive plan. Please state
the number of outstanding options that were impacted by the amendments and clarify
how many of the amended options are held by your named executive officers.

11.   You state that one of the February 2010 revisions to outstanding options under your
2006 equity incentive plan is the rolling over of performance-based options that do
not vest (in whole or in part) in any given year into performance-based options for the
following year, except as otherwise provided by your board of directors. Please
describe in greater detail the power provided to your board of directors to affect the
rolling over of performance-based options.

12.   We note that you have not disclosed your EBITDA targets. Items 402(b)(2)(v) and
(vi) of Regulation S-K require appropriate disclosure of the specific items of

performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. If you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets, tell us whether you have a competitive harm analysis that supports your reliance on that instruction, and revise your disclosure to discuss the level of difficulty associated with achieving the undisclosed target levels, as required by the Instruction.

Summary Compensation Table, page 110

13.   We note that you have removed the option awards column from the summary compensation table. We also note your disclosure that you did not grant options in 2008 or 2009 to your named executive officers. Please confirm that no options were granted to your named executive officers in 2007. If options were awarded to your named executive officers in 2007, column (f) should include either: (i) the aggregate grant date fair value of the options awards computed in accordance with FASB ASC Topic 718, or (ii) the value of the options based upon the probable outcome of the performance conditions as of the grant date. See Section II.A.2 of SEC Release No. 33-9089.

Potential Payments Upon Termination or Change of Control, page 120

14.   We note your disclosure on pages 120 and 121 that your 2006 equity incentive plan provides for vesting of stock options in connection with a liquidity event. Consistent with your disclosure on page 109, please revise your disclosure in this section to state that the consummation of the offering will not constitute a liquidity event under the terms of the 2006 equity incentive plan.

Principal and Selling Stockholders, page 129

15.   The first paragraph of this section states that the table presents information concerning the beneficial ownership of the shares of our common stock "as of September 30, 2009." The information provided in this table should be as of "the most recent practicable date." See Item 403 of Regulation S-K. Please revise so that the information is as of a date closer to the date of your amended registration statement.

Consolidated Financial Statements of SS&C Technologies Holdings, Inc.

Note 16. Subsequent Events, page F-49

16.   Revise to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued pursuant to ASC 850-10-50-1.

Schedule I – Condensed Financial Information of the Registrant SS&C Technologies Holdings, Inc.

Note 1. Background and Basis of Presentation, page F-54

17.   Revise to disclose the dollar amount of restricted net assets as requested in prior comment 16 and tell us how you calculated restricted net assets in your response.

*   *   *   *   *

        As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428, or me, at (202) 551-3457. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

                                                Sincerely,

                                                Maryse Mills-Apenteng
                                                Special Counsel

cc: Via Facsimile (202) 663-6363
        Justin L. Ochs, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP